Filed pursuant to Rule 424(b)(3)
Registration No. 333-257496
PROSPECTUS SUPPLEMENT NO. 13
(to Prospectus dated July 9, 2021)
Proterra Inc
161,169,124 Shares of Common Stock
28,941,556 Shares of Common Stock Underlying Warrants and Convertible Notes
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This prospectus supplement supplements the prospectus dated July 9, 2021, as supplemented by Prospectus Supplement No. 1, dated August 11, 2021, Prospectus Supplement No. 2, dated August 13, 2021, Prospectus Supplement No. 3, dated September 8, 2021, Prospectus Supplement No. 4, dated September 13, 2021, Prospectus Supplement No. 5, dated October 15, 2021, Prospectus Supplement No. 6, dated November 12, 2021, Prospectus Supplement No. 7, dated December 9, 2021, Prospectus Supplement No. 8, dated December 16, 2021, Prospectus Supplement No. 9, dated January 24, 2022, Prospectus Supplement No. 10, dated February 23, 2022, Prospectus Supplement No. 11, dated March 2, 2022, and Prospectus Supplement No. 12, dated March 15, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-257496). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 5.02 from our current report on Form 8-K, filed with the Securities and Exchange Commission on April 19, 2022 (the “Current Report”). Accordingly, we have attached the information contained in Item 5.02 from the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to 161,169,124 shares of common stock, par value $0.0001 per share (“common stock”), consisting of (i) up to 41,500,000 shares of common stock issued in a private placement pursuant to subscription agreements entered into on January 11, 2021; (ii) up to 6,797,072 shares of common stock issued in connection with the consummation of the Business Combination (as defined in the Prospectus), in exchange for shares of our Class B ordinary shares originally issued in a private placement to ArcLight CTC Holdings, L.P. (the “Sponsor”); and (iii) up to 112,872,052 shares of common stock issued or issuable to certain former stockholders and other security holders of Proterra (the “Proterra Holders”) in connection with or as a result of the consummation of the Business Combination, consisting of (a) up to 60,006,701 shares of common stock; (b) up to 25,437,033 shares of common stock (the “Note Shares”) issuable upon the conversion of outstanding convertible promissory notes (the “Convertible Notes”); (c) up to 3,504,523 shares of common stock issuable upon the exercise of certain warrants (the “Proterra warrants”); (d) 11,171,287 shares of common stock issuable upon the exercise of certain equity awards; and (e) up to 12,895,129 shares of common stock that certain Proterra Holders have the contingent right to receive upon the achievement of certain stock price-based vesting conditions.
In addition, the Prospectus and this prospectus supplement relates to the offer and sale of (i) up to 3,504,523 shares of common stock issuable by us upon exercise of the Proterra warrants that were previously registered, and (ii) up to 25,437,033 Note Shares issuable by us upon conversion of the Convertible Notes, certain of which were previously registered.
Our common stock is listed on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “PTRA”. On April 18, 2022, the last reported sales price of our common stock was $6.58 per share.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Investing in our common stock involves risks. See the section entitled “Risk Factors” beginning on page 56 of the Prospectus to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is April 19, 2022

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.
(c) Proterra Inc (the “Company”) announced today that its Board of Directors (the “Board”) appointed Julian R. Soell, age 54, President of Proterra Transit, a business unit of the Company, effective May 2, 2022.

Prior to joining the Company, Mr. Soell served as Chief Operating Officer of Repairify Inc., a company in the automotive repair and maintenance industry, from January 2021 to April 2022. Prior to that, he served as a Managing Director in customer service and operations roles at Delta Airlines, a global airline, from August 2016 to February 2020, including as Managing Director of Airport Customer Service, Airports East, Managing Director, OCC and Aircraft Turn Process and Managing Director, Operations and Customer Service, Delta Cargo. Mr. Soell has also held management positions at Mercedes-Benz, and senior engineering positions at Harley-Davidson, Inc. and Ford Motor Company. He holds a B.S. degree in mechanical engineering from Lehigh University, an M.S. degree in mechanical engineering from Ohio State University, and an M.B.A. in finance from University of Michigan.

There are no arrangements or understandings between Mr. Soell and any other person pursuant to which Mr. Soell was selected to become the President of Proterra Transit. Mr. Soell does not have any family relationship with any executive officer or director of the Company, or with any person selected to become an executive officer or director of the Company. Neither Mr. Soell nor any member of his immediate family has any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

In connection with his appointment as President of Proterra Transit, Mr. Soell and the Company entered into an Offer Letter dated April 1, 2022, pursuant to which Mr. Soell will receive a base salary of $400,000, and his bonus target under the Company’s Key Employee Incentive Plan will be 75% of his base salary. Mr. Soell will also receive a $250,000 cash sign-on bonus, less applicable withholding taxes and deductions, provided that if Mr. Soell voluntarily terminates employment with the Company within twelve months of his start date, he will be required to repay the full $250,000 sign-on bonus paid to him. The Board intends to make Mr. Soell an initial equity award of restricted stock units under the Company’s 2021 Equity Incentive Plan of $900,000 in value on the date of grant, with a four-year annual ratable vesting period. The Board further intends to provide Mr. Soell with an annual equity incentive award with four-year ratable vesting valued at $900,000, which will be prorated for fiscal year 2022 based on his actual start date.
Mr. Soell will enter into the Company’s standard form of severance agreement (a “Severance Agreement”), which is attached as Exhibit 10.3 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on April 7, 2021 (File No. 333-252674).

Mr. Soell will also enter into the Company’s standard form of indemnification agreement (an “Indemnification Agreement”), which is attached as Exhibit 10.1 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on April 7, 2021 (File No. 333-252674).

The descriptions of the Severance Agreement and the Indemnification Agreement set forth in the Company’s Definitive Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 13, 2022 are incorporated by reference herein.

(e) The information set forth above under Item 5.02(c) is hereby incorporated by reference into this Item 5.02(e).

In addition, on April 19, 2022, the Company also entered into a Severance Agreement with Christopher L. Bailey, President of Proterra Powered & Energy, a business unit of the Company.